The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

(203) 894-1345

October 4, 2019

BY EDGAR

Ms. Yolanda Guobadia and Mr. Jim Allegretto
United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE
Washington, D.C. 20549-0405

RE:	The Chefs’ Warehouse, Inc.
Form 10-K For Fiscal Year Ended December 28, 2018
Filed March 1, 2019
File No. 1-35249

Request for extension to respond to Staff Comment Letter dated September 23, 2019

Dear Ms. Guobadia and Mr. Allegretto:

The Chefs’ Warehouse, Inc. (the “Company”) has received a comment letter dated September 23, 2019 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s annual report on Form 10-K for the fiscal year ended December 28, 2018, filed on March 1, 2019 (the “Form 10-K”).

As discussed with the Staff on October 3, 2019, this letter confirms that the Staff has granted the Company’s request for an extension to on or before October 18, 2019, to respond to the Comment Letter relating to the Company’s Form 10-K.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (203) 894-1345 (Ext. 10211) or aaldous@chefswarehouse.com or Richard Alsop at (212) 848-7333 or richard.alsop@shearman.com.

Very truly yours,

/s/ Alexandros Aldous

General Counsel, Corporate Secretary & Chief Government Relations Officer

cc:	Tim McCauley, Chief Accounting Officer
Richard B. Alsop, Shearman & Sterling LLP